                                                                    Exhibit 4.16

                        SHARE SALE AND PURCHASE AGREEMENT

                                   RELATING TO

                                  THE SHARES IN

                             SHAW HOTEL HOLDING B.V.

                                 by and between

                    1. EURO SEA HOTEL N.V.

                    2. B.E.A. HOTELS N.V.

                    3. SHAWPARK INVESTMENTS B.V. (as "Sellers")

                    and

                    4. WG MITCHELL (SCOTLAND) LTD (as "Purchaser")

                                19 December 2005

                                 Van Doorne N.V.
                                Jachthavenweg 121
                                1081 KM Amsterdam
                                 P.O. Box 75265
                                1075 AG Amsterdam
                                 The Netherlands

                                      INDEX

CLAUSE                                                                      PAGE
------                                                                      ----
1    Interpretation......................................................     2
2    Sale and purchase of the Shares.....................................     4
3    Purchase Price......................................................     4
4    Completion..........................................................     5
5    Warranties; liability of Sellers....................................     7
6    Indemnities.........................................................    10
7    Confidentiality.....................................................    11
8    Notices and other announcements to the Parties......................    12
9    Waiver of right to annul or dissolve................................    14
10   Assignment..........................................................    15
11   Partial invalidity..................................................    15
12   Fees and costs......................................................    15
13   Entire agreement, amendments........................................    15
14   Miscellaneous provisions............................................    16
15   Applicable law......................................................    17
16   Settlement of disputes..............................................    17

EXECUTION COPY
SHARE SALE AND PURCHASE AGREEMENT RELATING TO THE SHARES IN SHAW HOTEL HOLDING B.V.

                                    SCHEDULES

NUMBER   SCHEDULE
------   --------
1        SHAREHOLDING IN THE COMPANY
2        DEFINITIONS
3        DEED OF TRANSFER
4        PURCHASE PRICE STATEMENT
5        WARRANTIES

EXECUTION COPY
SHARE SALE AND PURCHASE AGREEMENT RELATING TO THE SHARES IN SHAW HOTEL HOLDING B.V.

            SHARE SALE AND PURCHASE AGREEMENT RELATING TO THE SHARES
                           IN SHAW HOTEL HOLDING B.V.

THIS SHARE SALE AND PURCHASE AGREEMENT IS MADE THE 19TH DAY OF DECEMBER 2005 BY AND BETWEEN:

(1) WG MITCHELL (SCOTLAND) LIMITED, a company with limited liability incorporated under the laws of Northern Ireland, Registered Number NI032090, having its registered office at 10 Victoria Park, Waterside, Londonderry, Northern Ireland ("PURCHASER");

(2) EURO SEA HOTELS N.V., a company limited by shares (naamloze vennootschap) incorporated under the laws of The Netherlands, registered with the commercial register of the Chamber of Commerce in Amsterdam under file number 33233798, having its registered office in Amsterdam and its place of business at Dufaystraat 5-hs, 1075 GR, Amsterdam, The Netherlands ("EURO SEA HOTELS");

(3) B.E.A. HOTELS N.V., a company limited by shares (naamloze vennootschap) incorporated under the laws of The Netherlands, registered with the commercial register of the Chamber of Commerce in Amsterdam under file number 33300462, having its registered office in Amsterdam and its place of business at Keizersgracht 241, 1016 EA Amsterdam, The Netherlands ("BEA HOTELS"); and

(4) SHAWPARK INVESTMENTS B.V., a private company with limited liability (besloten vennootschap) incorporated under the law of The Netherlands, registered with the commercial register of the Chamber of Commerce in Amsterdam under file number 33303714, having its registered office in Amsterdam and its place of business at 9B Boulevard du Prince Henri, L-1724 Luxembourg, Luxembourg ("SHAWPARK");

     Euro Sea Hotels, B.E.A. Hotels and Shawpark Investments are hereinafter jointly referred to as "SELLERS";

WHEREAS:

(A) Shaw Hotel Holding B.V. is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands, having its

EXECUTION COPY
SHARE SALE AND PURCHASE AGREEMENT RELATING TO THE SHARES IN SHAW HOTEL HOLDING B.V.

     registered office in Amsterdam, The Netherlands (the "COMPANY") and the Sellers hold all issued and outstanding shares in the capital of the Company (the "SHARES") as set forth in SCHEDULE 1;

(B) The Company holds legal title to the Property. The entire Property is let pursuant to the Lease;

(C) Prior to the entry of this Agreement, a satisfactorily legal, financial and tax due diligence has been conducted by or on behalf of Purchaser;

(D) Each of Sellers and Purchaser has taken all necessary corporate action and has obtained all necessary internal and external approvals, consents and permits for the acquisition contemplated by this Agreement;

(E) Sellers and Purchaser now have reached definitive agreement on the sale and purchase of the Shares on the terms and conditions set forth in this Agreement;

HAVE AGREED AS FOLLOWS:

1    INTERPRETATION

1.1 SCHEDULE 2 contains a list of definitions. All capitalised terms used herein shall have the meaning as set out in such Schedule 2.

1.2 Any reference in this Agreement to the "ORDINARY COURSE OF BUSINESS" of the Company shall be construed as a reference to the following activities presently conducted by the Company, namely the owning of the Property as an investment.

1.3  In this Agreement, a reference to:

     1.3.1 a "SUBSIDIARY" or "HOLDING COMPANY" is to be construed in accordance with section 2:24a DCC;

     1.3.2 a "GROUP" or "GROUP COMPANY" is to be construed in accordance with section 2:24b DCC;

     1.3.3 a "PARTICIPATION" is to be construed in accordance with section 2:24c DCC;


                                                                             (2)

     1.3.4 a document in the "AGREED FORM" is a reference to a document in a form approved and for the purposes of identification signed by or on behalf of each Party;

     1.3.5 a statutory provision includes a reference to any subordinate legislation made under the statutory provision before the date of this Agreement;

     1.3.6 singular words shall include the plural and vice-versa and words in a particular gender shall include all genders, unless the context requires otherwise;

     1.3.7 a reference to a "person" or a "party" to this Agreement includes a reference to any individual, company, association or partnership (whether or not having legal personality (rechtspersoonlijkheid)) and that person's or party's legal representatives and successors; and

     1.3.8 a reference to "FAIRLY DISCLOSED" matters means matters and circumstances disclosed in such terms that their substance and the implications thereof to an intending Purchaser are reasonably apparent to and understandable by qualified and competent professional advisors or experienced businessmen reading such documents for the purposes of a due diligence review of the rights, obligations, assets and liabilities to be acquired and/or assumed pursuant to this Agreement..

1.4 Clause headings are inserted for convenience purposes only and shall neither affect the contents nor the interpretation of this Agreement.

1.5 Terms in this Agreement refer to Dutch legal concepts only and shall be interpreted accordingly. The use of these or similar terms in any other jurisdiction shall be disregarded. In the event of any translation of this Agreement or any agreement resulting there from, the English language version shall prevail for any and all purposes, including for interpretation purposes. In respect of any jurisdiction other than the Netherlands, references to any Dutch legal concept shall be deemed to refer to the concept that most approximates to the Dutch legal term in that jurisdiction.

1.6 Where any of the Warranties is qualified by the expression "TO THE BEST OF SELLERS' KNOWLEDGE" or any similar expression, this means that Sellers have made or are deemed to have made due inquiry and the appropriate investigations and verifications


                                                                             (3)
     which may reasonably be expected in view of the matters stated in the Warranty concerned.

2    SALE AND PURCHASE OF THE SHARES

2.1 Subject to the terms and conditions of this Agreement, each Seller hereby sells the Shares to Purchaser as set opposite such Seller's name in
     Schedule 1 and Purchaser hereby purchases such Shares from Sellers.

2.2 The sale and purchase of the Shares shall have effect from the date hereof, to the effect that all benefits and obligations of any nature whatsoever attached to or accrued in respect of the Shares as of the date hereof are for the Purchaser, unless otherwise provided in this Agreement.

2.3 Subject to the terms and conditions of this Agreement, Sellers shall transfer title to the Shares to Purchaser, and Purchaser shall accept the same from Sellers, on the Completion Date through the execution of the Deed of Transfer before the Notary. Sellers shall procure that the Company acknowledges the transfer of the Shares. A draft of the Deed of Transfer is attached hereto as SCHEDULE 3.

3    PURCHASE PRICE

3.1 The consideration to be paid by Purchaser to Sellers for the acquisition of the Shares shall be the amount as calculated and specified in the Purchase Price Statement, attached hereto as SCHEDULE 4. Such consideration for the Shares reflected in the Purchase Price Statement hereinafter referred to as the "PURCHASE PRICE".

3.2 Each respective Seller is entitled to the Purchase Price pro rata to its respective shareholding in the Company as set opposite such Seller's name in Schedule 1.

3.3 The Purchase Price shall be payable in cash on the Completion Date in accordance with Clause 4.2.

3.4 The Sellers shall within 10 Business Days following Completion procure that the Company's chartered accountant issues its unqualified opinion (goedkeurende verklaring) within the meaning of Section 2:393 subsection 5 DCC in respect of its review of the Completion Accounts and ensure that an original copy of such unqualified opinion is forwarded to Purchaser and the Company.


                                                                             (4)

4    COMPLETION

4.1 Completion shall take place at the offices of Van Doorne N.V., Jachthavenweg 121, Amsterdam, The Netherlands on the date hereof.

4.2 The Parties shall perform the following or procure that the following shall be performed at Completion in the order set out below, it being understood and agreed that any documents or items referred to below which have already been executed or delivered before Completion, shall be deemed to have been executed or delivered at Completion:

     4.2.1 Execution of this Agreement;

     4.2.2 Sellers shall deliver to the Notary the original shareholders' register(s) of the Company;

     4.2.3 Sellers shall deliver to Purchaser the Completion Accounts.

     4.2.4 Sellers shall deliver the Sellers Release Letters to Purchaser.

     4.2.5 Sellers shall deliver to Purchaser duly signed copies of the Resignation Letters of Shawpark Investments B.V., BEA Hotels Management B.V. and Red Sea Group Management B.V. as managing directors of the Company.

     4.2.6 Purchaser shall provide evidence to Sellers of receipt of the Purchase Price and the required monies for the repayment of the Shareholders' Loans in the Notary's Bank Account before 12:00 (Amsterdam time) on the Completion Date and for value the date equal to the Completion Date. Until the execution of the Deed of Transfer, the Notary shall hold the Purchase Price and the required monies for the repayment of the Shareholders' Loans in the name of the Purchaser. Parties shall jointly instruct the Notary to immediately release the Purchase Price and the required monies for the repayment of the Shareholders' Loans to Sellers forthwith upon execution of the Deed of Transfer by wiring the Purchase Price and the required monies for the repayment of the Shareholders' Loans in 'same day funds' to the bank account or bank accounts of Sellers (for that purpose to be designated by Sellers at least one Business Day prior to the Completion Date);


                                                                             (5)

     4.2.7 Sellers shall transfer the Shares to Purchaser and the Purchaser shall accept the Shares. Sellers shall procure that the Company acknowledges the transfer of the Shares. The transfer of the Shares and the acknowledgement of the transfer shall take place by execution of the Deed of Transfer by the Parties and the Notary;

     4.2.8 The transfer of the Shares shall be recorded in the Company's shareholders register;

     4.2.9 The Sellers shall deliver to the Purchaser:

          a)   the counterpart of the Lease and;

          b)   the counterpart of the Rent Deposit Deed; and

          c) all other title documents in the possession of the Sellers' Group and/or their advisors.

4.3 Sellers and Purchaser shall do all such further acts and execute all such further documents as shall be necessary to fully effect the transactions contemplated by this Agreement.

4.4 If a Party fails to perform any of the actions listed in Clause 4.2, the other Party may, without prejudice to its rights to claim damages pursuant to this Agreement or applicable law:

     4.4.1 demand that the Party not performing shall perform the relevant action(s) ultimately on a day to be determined by it; or

     4.4.2 terminate this Agreement.

4.5 If either of the Parties exercises its right to terminate the Agreement pursuant to Clause 4.4, then this termination will not affect Clauses 7 (Confidentiality), 8 (Notices), 15 (Applicable law) and 16 (Settlement of disputes).

4.6 In the event either of the Parties would exercise its right to terminate the Agreement pursuant to Clause 4.4, the other Parties shall not be entitled to, and hereby irrevocably declare to refrain from doing so, claim any costs or damages it may incur


                                                                             (6)
     as a result nor shall the terminating Party(ies) under any circumstance become liable for any costs and damages towards the other Party(ies).

5    WARRANTIES; LIABILITY OF SELLERS

5.1 Each of Sellers hereby represents and warrants to Purchaser that the statements made by Sellers in the Warranties are true, accurate, complete and not misleading on the Completion Date, subject, however, to the matters that have been fairly disclosed by Sellers to Purchaser in the course of its due diligence investigation.

5.2 The Warranties are made by each of Sellers with the knowledge that Purchaser is, save only as provided in Clause 5.1, relying thereon in connection with the transactions contemplated by this Agreement. The investigations carried out by, or information furnished to, Purchaser or representatives or advisers of Purchaser shall, save only as provided in Clause 5.1, neither relieve Sellers from any of their obligations under this Agreement nor shall such investigation or information prejudice or mitigate in any way Purchaser's right to make a claim under the Warranties. On the Completion Date, Purchaser has no knowledge of any Warranty being untrue, inaccurate, incomplete and/or misleading, subject, however, to the matters that have been fairly disclosed by the Sellers to the Purchaser in the course of its due diligence investigation.

5.3 Without prejudice to the other provisions of this Clause 5 (in particular 5.6) in case of a Breach each of Sellers shall be jointly and severally liable to Purchaser, and each of Sellers shall take all such actions and make all such payments as may be required to bring the Company and/or the Purchaser in the position (financially or otherwise) it would have been in if the relevant Warranty would have been true, accurate, complete and not misleading. Any amount payable to any of the Company and/or Purchaser pursuant to this Clause shall be deemed to be a reduction of the Purchase Price.

5.4 Actions and payments by Sellers pursuant to Clause 5.3 shall be taken or made respectively, within 30 Business Days from a Claim Notice by Purchaser, provided that if any claim arises pursuant to Clause 5.3, then:

          a) the Purchaser shall not accept, pay or compromise, or make any admission in respect of, such liability or alleged liability without the prior written consent of the Sellers;


                                                                             (7)

          b) the Purchaser shall procure that the Company at the expense of Sellers takes such action to avoid, dispute, resist, appeal, compromise or contest or prove the liability, as may be reasonably requested by the Sellers and the Sellers shall be entitled at their expense to have the conduct of any appeal, dispute, compromise or defence of the dispute and of any incidental negotiations;

          c) the Purchaser shall procure the Company to make available to the Sellers such persons and all such assistance and information as the Sellers may reasonably require for avoiding, disputing, resisting, appealing, compromising or contesting or proving any such liability including instructing such professional advisers as the Sellers at their expense may nominate to the intent that the content of the claim be delegated to the Sellers entirely.

5.5 In case of late payment of any amount due pursuant to Clause 5.3, an interest equal to the regular statutory interest for late payment in commercial transactions pursuant to Sections 6:119a and 6:120 paragraph 2 DCC will be payable from the due date for payment until the date the payment is received in full.

5.6 The liability of Sellers for a Breach shall be limited under this Clause 5 as follows:

     5.6.1 no liability shall exist unless a Breach is notified in writing to Sellers prior to 30 June 2007; with respect to a Tax Claim, such period shall be extended for as long as the tax, social security and other authorities of any relevant jurisdiction can still impose any additional (re-) assessments or penalties relating to the period up to and including the Completion Date, increased with six months after the expiry of such term; with respect to the Warranties set forth in Clauses 1, 2 and 5 of the Warranties (Capital, Shares and Real Property), such period shall be 30 October 2011; and

     5.6.2 the aggregate liability of Sellers, except for the Warranties set forth in Clauses 1, 2 and 5 of the Warranties (Capital, Shares and Real Property), is limited to an amount of GBP 18,700,000 (in words: eighteen million seven hundred thousand pounds); and

     5.6.3 no liability of Sellers shall exist unless the total of the amounts that can be claimed exceeds the amount of GBP 100,000 (in words: one hundred


                                                                             (8)
          thousand Pounds)]; no liability of Sellers shall exist unless each individual claim exceeds the amount of GBP 10,000 (in words: ten thousand Pounds); in the event that the sum of all claims exceeds this threshold, Sellers shall be liable for the entire amount.

5.7 The limitations set forth in Clause 5.6 shall not apply (i) in case of deliberate misleading (bedrog) or gross negligence (bewuste roekeloosheid) on the part of Sellers or of a person acting on behalf of Sellers or for whom Sellers is responsible and/or (ii) in case the breach of the relevant Warranties was known to Sellers or to a person acting on behalf of Sellers or for whom Sellers is responsible at the date hereof or at Completion Date, or could or should have reasonably been known to Sellers or to a person acting on behalf of Sellers or for whom Sellers is responsible at that date.

5.8 Upon Purchaser becoming aware of a breach of any Warranty, Purchaser shall give notice to Sellers of all the relevant facts known at that time to Purchaser as soon as is reasonably practicable.

5.9 A discharge (decharge) given by Purchaser to a director of the Company shall in no respect affect or prejudice the rights of Purchaser under this Agreement..

5.10 The Sellers shall not be liable in respect of a Breach:

     5.10.1 in the case the Breach was known to Purchaser or to a person acting on behalf of Purchaser or for whom Purchaser is responsible at Completion Date;

     5.10.2 if it relates to any matter or event, to the extent such matter or event was actually recovered under an insurance policy by the Company and/or the Purchaser;

     5.10.3 if it relates to any matter or event for which a specific provision is made in the Completion Accounts;

     5.10.4 if it relates to any matter or event which would not have arisen but for a change in legislation made after Completion Date.

5.11 The Sellers hereby acknowledge and agree that, notwithstanding that the Purchase Price has been structured as set out in Clause 3.1 of this Agreement, for the purpose of calculating loss and liability arising from a breach of the Warranties, the Purchaser


                                                                             (9)
     shall be deemed to have paid GBP 74,846,000 (in words: seventy four million eight hundred forty six thousand pounds) for the Shares and the Sellers further acknowledge that GBP 74,846,000 (in words: seventy four million eight hundred forty six thousand pounds) is the aggregate economic cost to the Purchaser of acquiring the Shares.

6    INDEMNITIES

6.1 Notwithstanding and without prejudice to the generality of the Warranties, Sellers shall jointly and severally indemnify and keep Purchaser and the Company harmless from and against:

          a) all Taxes payable by the Company relating to the period up to Completion as legally required in respect of the Company and all Taxes payable by the Company arising (in all such cases) as a consequence of (i) any act, event, omission, transaction or circumstance occurring or existing before Completion and/or (ii) by reference to any income, profits or gains earned, accrued or received before Completion;

          b) any and all claims made against or liabilities of the Company including but not limited to Tax liabilities and/or any other (direct or indirect) present or former subsidiaries of the Company and the disposal by the Company of Euston Road Properties Ltd. and/or any other (direct or indirect) present or former subsidiary, shareholder or other affiliate(s) of the Company arising as a consequence of any act, event, omission, transaction or circumstance occurring or existing before Completion;

          c) any and all claims, liabilities, damages and expenses arising from the Company failing to observe and perform the covenants and conditions on the Landlord's part contained in the Lease and/or the Rent Deposit Deed;

          d) any costs and expenses incurred or payable in connection with any matters for which a successful claim is made by the Purchaser under this Clause 6.1;


                                                                            (10)

          e) any Taxation for which the Company becomes liable in consequence of the failure by:

               (i) any company which has at any time (whether before or after Completion) been (a) a member of a group (as defined from time to time for any Taxation purpose) of which the Company concerned has at any time prior to Completion been a member or (b) under the control of the same person as has had control of the Company at any time prior to Completion; or

               (ii) any other person,

               to discharge Taxation within a specified period or otherwise, provided that in the case of sub-Clause 6.1(e)(ii) above this Clause 6.1(e) shall only apply insofar as such Taxation arises as a result of profits earned, accrued or received or an event, act, omission or transaction entered into, effected or occurring on or before Completion.

6.2 In the event that a claim can be brought both under the Warranties and the Indemnities, Purchaser will indicate whether it is a claim under the Warranties or the Indemnities.

6.3 Sellers shall reimburse Purchaser or the Company under this Clause within 10 Business Days from a Claim Notice to such effect by Purchaser or the Company respectively. Clause 5.4 shall apply accordingly.

7    CONFIDENTIALITY

7.1 Subject to the further provisions of this clause, Sellers and Purchaser (the latter only up to the Completion Date) shall not either directly or indirectly disclose to any person any information relating to a (potentially) confidential aspect of the Company' business including but not limited to trade secrets, Know-How, inventions, discoveries and details of clients and contracting parties.

7.2 Subject to the further provisions of this clause, neither Party shall disclose to any person confidential information which relates to the other Party and which it received or obtained as a result of or in relation to this Agreement and neither Party shall


                                                                            (11)
     disclose any information or make any public announcement concerning the subject matter of this Agreement.

7.3 Either Party may disclose information which would otherwise be subject to this confidentiality obligation to the extent

          a)   required by the law of any relevant jurisdiction; or

          b) the other Party has given prior written approval to the disclosure subject to the prior notification of the other Party and the obligation to take all reasonably possible measures to prevent or limit the damages the other Party may suffer from the disclosure of such information, including but not limited to consultation on the form, content and timing of such disclosure.

7.4 Each Party shall procure that all of its group's employees, agents and other persons related to it shall comply with the obligations set forth in this Clause and such Party shall be liable to the other Party and shall indemnify and hold the other Party harmless from and against any damages incurred by such other Party arising out of a breach by any such person of these obligations.

8    NOTICES AND OTHER ANNOUNCEMENTS TO THE PARTIES

8.1 Except as otherwise required by law, all notices, announcements, summons and/or communications pursuant to this Agreement shall be in English language and be delivered to the addresses stated hereunder (or to such other address as a Party has communicated to the other Parties in accordance with this Clause) by registered mail with return receipt, by courier or by telefax:

     8.1.1 if directed to Purchaser:

                                        WG Mitchell (Scotland) Limited
                                        Attn.: management board
                                        10 Victoria Park
                                        Waterside
                                        Londonderry
                                        Northern Ireland
                                        Facsimile: +44 (0)2871 361994


                                                                            (12)

                                        With a copy to:

                                   a)   Dickson Minto
                                        Attn. Mr. E. Sheriff
                                        16 Charlotte Square
                                        Edinburgh EH2 4DF
                                        United Kingdom
                                        Facsimile: +44 (0)131 255 2712; and

                                   b)   Van Doorne N.V.
                                        Attn. Mr. J.A. van Ramshorst
                                        Jachthavenweg 121
                                        1081 KM Amsterdam
                                        P.O. Box 75265
                                        1070 AG Amsterdam
                                        The Netherlands
                                        Facsimile: + 31 (0)20 678 9589;

     8.1.2 if directed to Sellers to:

                                   a)   Euro Sea Hotels N.V.
                                        Attn. management board
                                        Dufaystraat 5-hs
                                        1075 GR Amsterdam
                                        The Netherlands
                                        Facsimile: +31 (0)20 305 8355; and

                                   b)   B.E.A. Hotels N.V.
                                        Attn. management board
                                        Keizersgracht 241
                                        1016 EA Amsterdam
                                        The Netherlands
                                        Facsimile: +31 (0)20 344 9561; and

                                   c)   Shawpark Investments B.V.
                                        Attn. management board
                                        9B Boulevard du prince Henri


                                                                            (13)

                                        L-1724 Luxembourg
                                        Luxembourg
                                        Facsimile: +352 22 21 17

                                   With a copy to:

                                   a)   Olswang
                                        Attn. Mr. J. Lewis
                                        90 High Holborn
                                        London WC1V 6XX
                                        United Kingdom
                                        Facsimile: +44 (0)20 7067 3999; and

                                   b)   Bird & Bird
                                        Attn. Mr. S. van der Waal
                                        Parkstraat 31
                                        2514 JD The Hague
                                        P.O. Box 30311
                                        2500 GH The Hague
                                        The Netherlands
                                        Fax: +31 (0)70 353 8811.

8.2 Notices, announcements, summons and/or communications pursuant to this Agreement shall be deemed to have been received at the following moments:

     a) if sent by registered letter: at the date of delivery evidenced by the return receipt;

     b) if sent by courier: at the date of delivery by the courier to the addressee; and

     c) if sent via facsimile: at the time of sending evidenced by the transmission report.

8.3 Any communications copied to the respective advisers as set out above shall be for information purposes only and shall not constitute a valid notification under this Agreement.

9    WAIVER OF RIGHT TO ANNUL OR DISSOLVE

     Parties hereto waive their right to dissolve (ontbinden) or annul (vernietigen), or to demand dissolution or annulment (in rechte ontbinding of vernietiging vorderen) of this Agreement in whole or in part, after Completion.


                                                                            (14)

10   ASSIGNMENT

10.1 Subject to Clause 10.2, this Agreement and any rights and obligations in connection thereto may not be assigned by any of the Sellers or the Purchaser without the prior written consent of the other Party(ies).

10.2 Notwithstanding the provisions of Clause 10.1, Purchaser shall be entitled to assign its rights and obligations under this Agreement to any member of Purchaser's group in conjunction with a transfer of the Shares in the Company, and Sellers hereby agree to cooperate to such assignment, provided that Purchaser will give prior notice to Sellers of such assignment and provided that Purchaser remains jointly and severally liable for all its obligations under this Agreement.

11   PARTIAL INVALIDITY

     In the event that any provision of this Agreement appears to be non-binding, the other provisions of this Agreement will continue to be effective. The Parties are obliged to replace the non-binding Clause with an other clause that is binding, in such manner that the new provision differs as little as possible from the non-binding Clause, taking into account the object and the purpose of this Agreement.

12   FEES AND COSTS

12.1 Unless expressly stipulated otherwise in this Agreement in general and in any relevant Clause in particular, each Party shall bear the costs it incurs, including fees charged by third-party consultants arising from or relating to the conclusion and performance of this Agreement, including all negotiations, preparations and investigations.

12.2 The Notary's fees for the transfer of the Shares shall be borne by Purchaser.

13   ENTIRE AGREEMENT, AMENDMENTS

13.1 The Schedules, and Annexes and Appendices form an integral part of this Agreement and references to this Agreement include the Schedules, and Annexes and Appendices. Any definitions used in this Agreement shall have the same meaning when used in the Schedules, or Annexes or Appendices unless explicitly stipulated otherwise.


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

13.2 This Agreement contains all of the agreements between the Parties with respect to the transactions contemplated by this Agreement and supersedes all earlier written and/or oral agreements with respect to the subject matter(s) hereof, including but not limited to earlier drafts of this Agreement exchanged in connection with the negotiations and preparations hereof. Unless expressly provided otherwise in this Agreement, this Agreement does not, however, prejudice any right attributed to a purchaser by law.

13.3 This Agreement can be amended or supplemented only by an instrument in writing signed by all Parties.

14   MISCELLANEOUS PROVISIONS

14.1 The lessee under the Lease has erroneously withheld the sum of GBP 22,000 (in words: twenty two thousand pounds) from the rents payable thereunder and the Purchaser agrees hereafter to use reasonable endeavours if it receives the same (or any part thereof) to account accordingly to the Sellers.

14.2 Sellers acknowledges that Purchaser is represented in this transaction by a lawyer of Van Doorne N.V., while the Notary is associated with the same law firm, and explicitly agrees that Purchaser may seek Van Doorne N.V.'s legal assistance in any dispute that may arise in respect of this Agreement or any related agreement.

14.3 If a Party does not exercise any right under this Agreement, including the right to demand that the other Party meets its obligations under this Agreement, or does not do so promptly, it shall not be deemed to thereby have waived this right. If a Party, in a specific case, waives any right it may have with respect to the other Party by virtue of the fact that this Party has not, not fully or promptly fulfilled any obligation under the Agreement, it shall not be deemed to thereby have waived any other right it has in that specific case, nor have given up any possibility of invoking that right in other cases.

14.4 This Agreement is drawn up for the exclusive use of the Parties, their successors by universal title and to the extent allowed by this Agreement, their successors by singular title. Except to the extent expressly stipulated otherwise in this Agreement, no clause in this Agreement intends to create any right for any third party to claim performance or to rely upon the Agreement in any way. In the event a third party stipulation (derdenbeding) is accepted by a third party, such third party shall not become a party to this Agreement. Any and all provisions relating to members or former members of the


                                                                            (16)
     management or Employees or former Employees of the Company or the Sellers do not qualify as a third party stipulation.

14.5 On or after Completion each Party shall, at its own cost and expense, execute and do (or procure to be executed and done by any other necessary party) such deeds, documents, acts and things as the other Party may from time to time require in order to give full effect to the Agreement.

14.6 This Agreement may be signed in any number of counterparts, each of which shall be an original, but only all of which, when taken together, shall constitute one and the same document.

15   APPLICABLE LAW

     This Agreement and any agreement resulting here from shall be governed by and construed in accordance with the laws of the Netherlands.

16   SETTLEMENT OF DISPUTES

     Any disputes arising out of or in connection with this Agreement or any agreement resulting there from, which cannot be settled amicably, shall be submitted to the exclusive jurisdiction of the competent court in Amsterdam the Netherlands.

SIGNED IN COUNTERPARTS ON 19 DECEMBER 2005


-------------------------------------   ----------------------------------------
EURO SEA HOTELS N.V.                    B.E.A. HOTELS N.V.


By:                                     By:
    ---------------------------------       ------------------------------------
Title:                                  Title:
       ------------------------------          ---------------------------------


-------------------------------------   ----------------------------------------
SHAW PARK INVESTMENTS B.V.              W.G. MITCHELL (SCOTLAND) LIMITED


By:                                     By:
    ---------------------------------       ------------------------------------
Title:                                  Title:
       ------------------------------          ---------------------------------


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